SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: April 27, 2005	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Announces AGM and
First Quarter Earnings Release Date

Oakville, Ontario, April 25th, 2005 — Bennett Environmental Inc. will hold its Annual General Meeting (AGM) on Wednesday, May 11th, 2005 at 4:00 PM at the Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario.

The Company will release results for the three months ending March 31st, 2005 before market opening on May 11th, 2005. At the AGM, management will discuss results for the first quarter of 2005 together with its progress and plans for 2005. A webcast of the AGM will be broadcast live on the Company’s website at www.bennettenv.com on May 11th, 2005. Investors who are unable to attend the AGM in person can e-mail questions regarding the results at info@bennettenv.com up to 3:00 PM on that same day.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office at (905) 339-1540.

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